UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

Explanatory note

This Report on Form 6-K contains as exhibits (i) a press release, dated December 8, 2011, of Deutsche Bank AG, describing the announcement of the results for Deutsche Bank AG of the European Banking Authority’s (EBA) capital exercise, (ii) tables setting forth such results and (iii) a slide updating information communicated in Deutsche Bank AG’s October 25, 2011 analysts’ call in light of such results. This Report on Form 6-K and Exhibit 99.1, but not Exhibits 99.2 or 99.3, are hereby incorporated by reference into Registration Statement No. 333-162195 of Deutsche Bank AG.

Exhibit 99.1: Press Release, dated December 8, 2011, of Deutsche Bank AG, describing the announcement of the results for Deutsche Bank AG of the EBA capital exercise.

Exhibit 99.2: Tables setting forth the results for Deutsche Bank AG of the EBA capital exercise.

Exhibit 99.3: Slide updating information communicated in Deutsche Bank’s October 25, 2011 analysts’ call in light of the results of the EBA capital exercise.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2010 Annual Report on Form 20-F, which was filed with the SEC on March 15, 2011, on pages 6 through 17 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT
Date: December 9, 2011

	By:	/s/ Silke-Nicole Szypa
	Name:	Silke-Nicole Szypa
	Title:	Director

	By:	/s/ Mathias Otto
	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel

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